                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13A-16 OR 15D-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF JUNE 2009

                       COMMISSION FILE NUMBER 2 - 68279

                              RICOH COMPANY, LTD.
                              -------------------
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

              13-1, GINZA 8-CHOME, CHUO-KU, TOKYO 104-8222, JAPAN
              ---------------------------------------------------
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__)

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Ricoh Company, Ltd.
                                     ------------------------------------------
                                     (Registrant)

Date: June 25, 2009                  By:
                                     ------------------------------------------
                                     Name:   Takashi Nakamura
                                     Title:  Director
                                             Corporate Excutive Vice President
                                             CHO(Chief Human Resource Officer)
                                             General Manager of personnel
                                             Division

(TRANSLATION)
                                                        (Securities Code: 7752)
                                                                  June 25, 2009

                             NOTICE OF RESOLUTION
             AT THE 109TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder,

Ricoh Company, Ltd. hereby informs you of the reports submitted and resolutions reached at its 109th Ordinary General Meeting of Shareholders.

                                          Yours faithfully,

                                          Shiro Kondo,
                                          Representative Director,
                                          President and Chief Executive Officer
                                          Ricoh Company, Ltd.
                                          1-3-6 Nakamagome, Ohta-ku, Tokyo

REPORTED ITEMS

    1. The Business Report, Consolidated Financial Statements and the results of auditing consolidated financial statements by Accounting Auditors and the Board of Corporate Auditors for the fiscal year ended March 31, 2009 (from April 1, 2008 to March 31, 2009) were reported.

    2. The Non-Consolidated Financial Statements for the fiscal year ended March 31, 2009 (from April 1, 2008 to March 31, 2009) were reported.

RESOLVED ITEMS

    Agenda 1: Appropriation of retained earnings - Approved as proposed. (The year-end dividend is Yen 15 per share.)

    Agenda 2: Partial amendments to the Articles of Incorporation - Approved as proposed.
                 Please refer to pages 3 to 5 for the contents of amendment.

    Agenda 3: Election of one (1) Corporate Auditor - Approved as proposed, with the new election and appointment of Mr. Yuji Inoue. He has assumed the office.

    Agenda 4: Election of one (1) Substitute Corporate Auditor - Approved as proposed, with the reelection and reappointment of Mr. Kiyohisa Horie.
                 Mr. Kiyohisa Horie is a Substitute Corporate Auditor for
              Outside Corporate Auditor.

    Agenda 5: Payment of bonuses to Directors - Approved as proposed, with the resolution that bonuses amounting to Yen 84.8 million be paid to the incumbent nine (9) Directors (excluding Outside Directors) as of the end of the fiscal year under review.

--------------------------------------------------------------------------------

                             PAYMENT OF DIVIDENDS

   It was resolved at the meeting to pay a year-end dividend of Yen 15 per share (Yen 33 for the full fiscal year). Please review the enclosed dividend warrant to receive the dividend payment within the payment period(from June 26, 2009 to July 31, 2009).

   We have enclosed for your attention a dividend account statement and a remittance notice for shareholders who have specified a bank account transfer, and a dividend account statement and a notice on how to receive your dividend for shareholders who have specified the system of dividend allotment in proportion to the number of shares held.

CONTENTS OF AMENDMENT TO THE ARTICLES OF INCORPORATION

Contents of amendment are as follows:

                                      (The parts underlined are those amended.)

           BEFORE AMENDMENT                          AFTER AMENDMENT
---------------------------------------------------------------------------------------
          CHAPTER II. SHARES                       CHAPTER II. SHARES

(Total Number of Issuable Shares)         (Total Number of Issuable Shares)
Article 6.   The total number of          Article 6.   The Company shall issue
             issuable shares by the                    -----------------------
             Company is one billion and                shares and the total
             five hundred million                      ----------
             (1,500,000,000) shares.                   number of issuable
                                                       shares by the Company is
                                                       one billion and five
                                                       hundred million
                                                       (1,500,000,000).

(Issuance of Share Certificates)                       (Deleted)
--------------------------------
Article 7.   The Company shall issue
------------------------------------
             share certificates for
             ----------------------
             the shares.
             -----------

(Purchase of Treasury Stocks)             (Purchase of Treasury Stocks)
Article 8.   The Company may acquire      Article 7.   (Same as left/no change)
        -                                         -
             the shares of its own
             stocks by a resolution of
             the Board of Directors
             pursuant to Paragraph 2,
             Article 165 of the
             Corporation Law.

(Number of Shares Constituting One        (Number of Shares Constituting One
Unit and Non-Issuance of Certificates     Unit)
     --------------------------------     Article 8.   (Same as left/no change)
for Less-Than-One-Unit Shares)                    -
------------------------------
Article 9.   The number of shares
        -
             constituting one unit of
             shares of the Company
             shall be one thousand
             (1,000) shares.

        2.    Notwithstanding the                 2.    (Deleted)
              -------------------
              provisions of
              -------------
              Article 7, the Company
              ----------------------
              shall not issue any
              -------------------
              certificates for
              ----------------
              less-than-one-unit
              ------------------
              shares, unless
              --------------
              otherwise provided for
              ----------------------
              in the Share Handling
              ---------------------
              Regulations.
              ------------

(Rights Concerning Less-Than-One-Unit     (Rights Concerning Less-Than-One-Unit
  Shares)                                 Shares)
Article 10.  A shareholder (including     Article 9.   A shareholder of the
        --                 ----------             -    Company shall not
             the beneficial                            exercise any rights
             --------------                            other than those
             shareholder; the same                     described below with
             ---------------------                     respect to the
             applies hereinafter)                      less-than-one-unit
             --------------------                      shares held by it.
             of the Company shall not
             exercise any rights other
             than those described below
             with respect to the
             less-than-one-unit shares
             held by it.
        i)     Right described in each            i)
               Item of Paragraph 2,               to (Same as left/no change)
               Article 189 of the                 iv)
               Corporation Law.
        ii)    Right to make a request
               under the provision of
               Paragraph 1, Article 166
               of the Corporation Law.
        iii)   Right to receive
               allocation of offered
               shares and allocation of
               offered stock purchase
               warrants in accordance
               with the number of
               shares held by the
               shareholder.
        (iv)   Right to make a request
               provided for in the
               following Article.

          BEFORE AMENDMENT                                 AFTER AMENDMENT
---------------------------------------------------------------------------------------
(Sale of Shares Constituting                    (Sale of Shares Constituting
Less-Than-One-Unit Shares to                    Less-Than-One-Unit Shares to
Constitute One Unit)                            Constitute One Unit)
Article 11.  A shareholder of the               Article 10.  (Same as left/no change)
        --                                              --
             Company may request that
             the Company sell such
             number of shares as may,
             together with the number
             of less-than-one-unit
             shares held by the
             shareholder, constitute
             one unit of shares, in
             accordance with the
             Share Handling
             Regulations.

(Administrator of Register of                   (Administrator of Register of
Shareholders)                                   Shareholders)
Article 12.                                     Article 11.
        --                                              --
           1.  The Company shall have                      1.  (Same as left/no
               an administrator of                             change)
               the register of
               shareholders.
           2.  The administrator of                        2.  (Same as left/no
               the register of                                 change)
               shareholders and its
               handling office shall
               be determined by
               resolution of the
               Board of Directors and
               public notice shall be
               given thereof.
           3.  The register of                             3.  The register of
               shareholders                                    shareholders and the
               (including the                                               ---
               --------------                                  register of stock
               register of beneficial                          purchase warrants of
               ----------------------                          the Company shall be
               shareholders; the same                          prepared and kept, and
               ----------------------                          all other business
               applies hereinafter),                           pertaining to the
               ---------------------                           register of
               the register of stock                           shareholders and the
               purchase warrants                                            ---
               and the register of                             register of stock
               -------------------                             purchase warrants
               the lost share                                  shall be handled by
               --------------                                  the administrator of
               certificates of the                             the register of
               ------------                                    shareholders and not
               Company shall be                                by the Company.
               prepared and kept, and
               all other business
               pertaining to the
               register of
               shareholders, the
               register of stock
               purchase warrants
               and the register of
               -------------------
               the lost share
               --------------
               certificates shall be
               ------------
               handled by the
               administrator of the
               register of
               shareholders and not
               by the Company.

(Share Handling Regulations)                    (Share Handling Regulations)
Article 13.  The business and the               Article 12.  (Same as left/no change)
        --                                              --
             service charges
             pertaining to the shares
             of the Company shall be
             subject to laws,
             ordinances or these
             Articles of
             Incorporation and the
             Share Handling
             Regulations established
             by the Board of
             Directors.

   CHAPTER III. GENERAL MEETING OF                 CHAPTER III. GENERAL MEETING OF
            SHAREHOLDERS                                    SHAREHOLDERS
Article 14.                                     Article 13.
        --                                              --
     to     (Omitted)                                to      (Same as left/no change)
Article 43.                                     Article 42.
        --                                              --

          BEFORE AMENDMENT                        AFTER AMENDMENT
-----------------------------------------------------------------------------------------
            (Newly added)                           SUPPLEMENTARY PROVISION

            (Newly added)              Article 1.   The Company's register
                                       -----------------------------------
                                                    of lost share
                                                    -------------
                                                    certificates shall be
                                                    ---------------------
                                                    kept in the place of
                                                    --------------------
                                                    business of the
                                                    ---------------
                                                    administrator of
                                                    ----------------
                                                    register of
                                                    -----------
                                                    shareholders. The
                                                    -----------------
                                                    services related to
                                                    -------------------
                                                    entry and recording in
                                                    ----------------------
                                                    register of lost share
                                                    ----------------------
                                                    certificates shall be
                                                    ---------------------
                                                    entrusted to the
                                                    ----------------
                                                    administrator of
                                                    ----------------
                                                    register of shareholders
                                                    ------------------------
                                                    and shall not be
                                                    ----------------
                                                    performed by the Company.
                                                    -------------------------

            (Newly added)              Article 2.   Recording in the
                                       -----------------------------
                                                    Company's register of
                                                    ---------------------
                                                    lost share certificates
                                                    -----------------------
                                                    shall be governed by
                                                    --------------------
                                                    laws and ordinances,
                                                    --------------------
                                                    Articles of
                                                    -----------
                                                    Incorporation, or the
                                                    ---------------------
                                                    Share Handling
                                                    --------------
                                                    Regulations established
                                                    -----------------------
                                                    by the Board of
                                                    ---------------
                                                    Directors.
                                                    ----------

            (Newly added)              Article 3.   The provisions of
                                       ------------------------------
                                                    Articles 1 through 3 of
                                                    -----------------------
                                                    these Supplementary
                                                    -------------------
                                                    Provisions shall be
                                                    -------------------
                                                    deleted effective
                                                    -----------------
                                                    January 6, 2010.
                                                    ----------------
-----------------------------------------------------------------------------------------

                                   APPENDIX

1. REPRESENTATIVE DIRECTORS AND DIRECTORS

The Company's Directors as of June 25, 2009 are as follows:

               Representative Director:       Masamitsu Sakurai
               Representative Director:       Shiro Kondo
               Director:                      Koichi Endo
               Director:                      Katsumi Yoshida
               Director:                      Masayuki Matsumoto
               Director:                      Takashi Nakamura
               Director:                      Kazunori Azuma
               Director:                      Zenji Miura
               Director:                      Kiyoshi Sakai
               Director:                      Takaaki Wakasugi
               Director:                      Takuya Goto

Note: Messrs. Takaaki Wakasugi and Takuya Goto are Outside Directors.

2. CORPORATE AUDITORS

The Company's Corporate Auditors as of June 25, 2009 are as follows:

               Corporate Auditor (Full-time):  Yuji Inoue
               Corporate Auditor (Full-time):  Shigekazu Iijima
               Corporate Auditor:              Kenji Matsuishi
               Corporate Auditor:              Takao Yuhara

Note: Messrs. Kenji Matsuishi and Takao Yuhara are Outside Corporate Auditors.

[REFERENCE]

3. EXECUTIVE OFFICERS

The Company's Executive Officers as of June 25, 2009 are as follows:

Chairman                                          Corporate Vice Presidents
     Masamitsu Sakurai                                   Kiyoto Nagasawa
                                                         Yutaka Ebi
President and Chief Executive Officer                    Norihisa Goto
     Shiro Kondo                                         Mitsuhiko Ikuno
                                                         Kenichi Matsubayashi
Deputy Presidents                                        Soichi Nagamatsu
     Koichi Endo                                         Kazuhiro Yuasa
     Katsumi Yoshida                                     Yohzoh Matsuura

Corporate Executive Vice Presidents               Group Executive Officers
     Masayuki Matsumoto                                  Kazuo Togashi
     Takashi Nakamura                                    Shiro Sasaki
     Kazunori Azuma                                      Sadahiro Arikawa
     Zenji Miura                                         Hiroshi Tsuruga
     Kiyoshi Sakai                                       Kohji Sawa
                                                         Yoshihiro Niimura
Corporate Senior Vice Presidents                         Michel De Bosschere
     Terumoto Nonaka                                     Daisuke Segawa
     Kenji Hatanaka                                      Nobuaki Majima
     Hiroshi Kobayashi
     Yoshimasa Matsuura
     Norio Tanaka
     Hiroshi Adachi
     Kenichi Kanemaru
     Hisashi Takata